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    WILLOWBRIDGE STRATEGIC TRUST
    MONTHLY REPORT/
    NOVEMBER 30, 1996
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         WILLOWBRIDGE STRATEGIC TRUST
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Dear Interest Holder:
Enclosed is the report for the month of November 1996 for Willowbridge Strategic Trust (the ``Fund''). The net asset value of an interest as of November 30, 1996 was $106.36, an increase of 6.91% from the October 31, 1996 $99.49 value. The 1996 year-to-date return for the Fund was a increase of 6.36% as of November 30, 1996.
The Fund's positive November performance was primarily driven by gains in the financial, metal and energy sectors, followed by moderate profits in the currency, stock index, meat and grain sectors. Slight losses were incurred in the soft sector.
In the financial sector, positions in U.S., German and French bonds were profitable. The U.S. bond market benefited from increasing investor expectations that U.S. economic growth might be maintained without pressures upon the Federal Reserve to raise interest rates. This favorable sentiment carried over to the U.S. stock market causing equity prices to rise, benefiting the Fund's S&P 500 positions. In the metal sector, the price of copper rose during the month creating gains for the Fund's long positions. Gold positions were also profitable. In the energy sector, light crude oil and natural and unleaded gas positions were profitable. In addition, heating oil positions posted gains as forecasts of cold temperatures in the Northeast and Midwest pushed prices upward. In the currency sector, positions were rewarded by the rising value of the British pound and the decline of the Swiss franc versus the U.S. dollar. Additionally, directional price movements in the live hog and pork belly markets were profitable for positions in the meat sector.
The estimated net asset value per interest as of December 19, 1996 was $104.41. Past performance is not necessarily indicative of future results.
Should you have any questions, please contact your Prudential Securities Financial Advisor. For questions concerning your account status, contact Prudential Securities Client Services at 1-800-535-2077.
In connection with your investment in the Fund, you will receive 1996 tax information on Schedule K-1. If you have any questions concerning your K-1, please call the K-1 hotline at 1-800-688-6734.

          Sincerely yours,


          James M. Kelso
          President & Director
          PRUDENTIAL SECURITIES FUTURES
          MANAGEMENT INC.

Please note that the value which appears on your Prudential Securities statement is an estimated value at month-end. The correct value is contained in this report.

STATEMENT OF OPERATIONS
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
For the month of November 1996
Revenues:
Realized gain on commodity
  transactions.....................   $ 3,653,678
Change in unrealized commodity
  positions........................    (1,302,943)
Interest income....................       102,409
                                      -----------
                                        2,453,144
                                      -----------
Expenses:
Commissions........................       167,656
Management fee.....................        71,149
Incentive fee......................       422,386
                                      -----------
                                          661,191
                                      -----------
Net gain...........................   $ 1,791,953
                                      -----------
                                      -----------

     STATEMENT OF CHANGES IN NET ASSET VALUE
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

For the month of November 1996
                                             Per
                                 Total       Unit
                              -----------   ------
Net asset value at beginning
  of month
  (243,832.305 interests)...  $24,259,704   $99.49
Contributions...............    1,700,000
Net gain....................    1,791,953
Redemptions.................   (1,485,718)
                              -----------
Net asset value at end
  of month
  (246,950.679 interests)...  $26,265,939   106.36
                              -----------   ------
                              -----------
Change in net asset
  value per interest.....................   $ 6.87
                                            ------
                                            ------
Percentage change........................     6.91%
                                            ------
                                            ------

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I hereby affirm that, to the best of my knowledge and belief, the information contained herein relating to Willowbridge Strategic Trust is accurate and complete.
                         PRUDENTIAL SECURITIES FUTURES
                                MANAGEMENT INC.


                             by: Barbara J. Brooks
                                   Treasurer